Filed by The Mead Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                          Subject Company:  The Mead Corporation
                                                      Commission File No. 1-2267

POSTED ON THE MEAD INTRANET


Subject: Frequently Asked Questions

January 9, 2002

A telephone number - 1-888-918-6323, and an e-mail address - Vision ID CORPCOMM (or corpcomm@mead.com) have been established to respond to your questions and comments. Some of the most commonly received questions and their answers are listed below. We will continue to post any new questions and answers that are pertinent to many employees.

What do Mead and Westvaco's consumer packaging operations have in common?

Consumer packaging is yet another area where Mead and Westvaco have complementary strengths. Using paperboard and plastic materials, Westvaco produces packaging for entertainment, pharmaceutical, cosmetics, personal care, tobacco, food and many other products at 45 plants in the United States, Brazil and Europe. Mead operates 12 plants in the United States, Mexico, Europe and Japan that convert Coated Natural Kraft(TM) into packaging for brewery, soft drink and food/consumer product applications. Mead also licenses use of its packaging designs in North America, Europe, Asia Pacific and Latin America and designs and manufactures proprietary converting equipment to make packaging for these applications. Both companies have outstanding packaging design capabilities for their individual areas of expertise, setting up the potential for the sharing of ideas.



Do Westvaco and Mead have similar packaging operations in Brazil?

The two companies serve different segments of the growing packaging opportunities in Brazil. In addition to forests, Westvaco's subsidiary, Rigesa, Ltda., has two unbleached paperboard mills, four corrugated packaging plants and two consumer packaging plants that serve markets for fruit, textiles, personal hygiene products, confections, food and other products. Mead's subsidiary, Mead Embalagens, Ltda, is based in Sao Paulo where it produces cartons for the beverage industry. This location also provides sales and technical support for Mead's proprietary packaging converting systems business for beverage packaging applications.



I understand that for every Mead share I own there will be a $1.20 per share (merger consideration) and that I will receive the same amount of shares for the new company. Will this happen at the time of the merger? Does this also apply to options? If not what happens in the case of owning options which are still good?

Mead shareowners receive one share of the new company and $1.20 per share (merger consideration) when they surrender their shares after the merger has been approved by shareholders. See the proxy statement for complete information.

Mead options to purchase shares will be converted into MeadWestvaco options to purchase shares and the $1.20 will be factored into the conversion. See the proxy statement for more complete information or contact Shareholders Records at 937-495-3710


                           Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC and mailed to investors a definitive joint proxy statement/prospectus concerning the proposed merger of Mead and Westvaco. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the proposed merger, as well as any amendments and supplements to those documents before making any voting or investment decision, because they contain important information on the proposed merger. Investors can obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.:
(203) 461-7500).

Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's and Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward- looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.

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